STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is MS YOUNG ADVENTURE ENTERPRISE INC.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered 1 so that, as amended, said Article shall be and read as follows:

Please see the attached exhibit.

3. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered 4 so that, as amended, said Article shall be and read as follows:

Please see the attached exhibit.

1. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: 符永南

Authorized Officer

Name: Fu Yong Nan. CEO and President

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:26 PM 01/10/2024
FILED 12:26 PM 01/10/2024
SR 20240083815 - File Number 6241449

ARTICLE 1 – NAME OF CORPORATION

The name of the corporation is Greenlit Ventures Inc.

ARTICLE 4 – AUTHORIZED STOCK

The total number of shares of stock which the Corporation shall have the authority to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value of $.0001 per share.

On the effective date of this Amendment to the Certificate of Incorporation, the Corporation will effect a reverse stock split pursuant to which every thirty (30) issued and outstanding shares of the Corporation's previously authorized common stock, par value $0.0001 per share (the "Old Common Stock"), shall be reclassified and converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.0001 (the "New Common Stock"). No cash will be paid or distributed as a result of the aforementioned reverse stock split of the Corporation's common stock and no fractional shares will be issued. All fractional shares which would otherwise be required to be issued as a result of the reverse stock split will be rounded up to a whole share. The Company's Authorized common stock shall remain at One Hundred Million (100,000,000) shares.

The Board of Directors is authorized to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on share of that series;

C. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series.

Series A Preferred Shares

The Series A Preferred Shares shall have the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

Section 1. Designation, Amount and Par Value

This series of preferred stock shall be designated as the Corporation's Series A Preferred Stock (the "Preferred Stock") and the number of shares so designated shall be up to 2,000,000. Each share of Series A preferred Stock shall have a par value of $.0001 per share and a stated value equal to $.0001.

Section 2. Dividends

The Holders of the Series A Preferred Stock shall be entitled to participate in an y dividends declared on the Corporation's common stock, on an equal basis with such common stock.

Section 3. Voting Rights

The Holders of the Preferred Stock shall be entitled to receive all notices relating to voting as required to be given to the Holders of the Common Stock, but Holders of this series of Preferred Stock shall have no voting rights.

Section 4. Rank

The Series A Preferred Stock shall, with respect to the rights of liquidation, rank equivalent to all classes of the common stock, $.0001 par value per share.

Section 5. Redemption

Shares of Series A Preferred Stock may not be redeemed by the Corporation absent the consent of the Holder thereof.

Section 6. Conversion

Shares of Series A Preferred Stock shall have no conversion rights.